EXHIBIT 12.1
TRANSMETA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSAND OF DOLLARS)

						Three
						months
						ended
	Year Ended December 31,					March 31,

	2002	2003	2004	2005	2006	2007

Pretax (loss) from continuing operations	$(109,966)	$(87,636)	$(106,798)	$(6,181)	$(23,498)	$(18,734)

Fixed charges:
Interest expense	601	477	111	364	276	68

Total fixed charges	$601	$477	$111	$364	$276	$68

Pretax (loss) from continuing operations plus fixed charges	$(109,365)	$(87,159)	$(106,687)	$(5,817)	$(23,222)	$(18,666)

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency	$109,365	$87,159	$106,687	$5,817	$23,222	$18,666